Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Years Ended November 30,
	2008		2007		2006		2005		2004
Net income	$2,330		$2,408		$2,279		$2,253		$1,809
Income tax expense, net	47		16		39		72		47

Income before income taxes	2,377		2,424		2,318		2,325		1,856

Fixed charges
Interest expense, net	414		367		312		330		284
Interest portion of rent expense (a)	17		15		16		17		17
Capitalized interest	52		44		37		21		26

Total fixed charges	483		426		365		368		327

Fixed charges not affecting earnings
Capitalized interest	(52)		(44)		(37)		(21)		(26)

Earnings before fixed charges	$2,808		$2,806		$2,646		$2,672		$2,157

Ratio of earnings to fixed charges	5.8	x	6.6	x	7.2	x	7.3	x	6.6	x

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.